Voya investment management

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

November 28, 2016

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Mutual Funds
(File Nos. 033-56094; 811-07428)

Dear Ms. Hahn:

This letter responds to comments provided to Jay Stamper and Anna Jagiello on November 1, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 194 (the “Amendment”) to the Registration Statement of Voya Mutual Funds (the “Registrant”) filed on September 16, 2016 to the Registration Statement on Form N-1A for the Registrant. No comments were made to the Statement of Additional Information. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.	Comment: The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or the SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:     The Registrant so confirms.

2.	Comment: The Staff requested that the Registrant revise the Performance Information section to remove a reference to a specific date as the current disclosure is confusing.

Response:     The Registrant appreciates the Staff’s comment but believes that the current disclosure is appropriate.

3.	Comment: The Staff requested that the Registrant revise the Portfolio Management section in the summary section to remove the dates as of which each portfolio manager started managing each Fund as the current presentation is confusing.

Response:     The Registrant appreciates the Staff’s comment but believes that the current disclosure is appropriate.

PROSPECTUS

Fees and Expenses of the Fund

4.	Comment: The Staff noted that disclosure regarding certain waiver arrangements state that the waiver is subject to possible recoupment by the investment adviser. The Staff requested that the Registrants revise this disclosure to state that the amount of the recoupment of prior year expenses that can be recaptured is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap in effect at the time of recapture.

Response:     The Registrant appreciates the Staff’s comment but believes that the requested disclosure is not required to be included as a footnote to the fee table by Form N1-A. Additionally, the Registrants confirm they are in compliance with the guidance set forth in the 2009 Investment Companies

Industry Developments Audit Risk Alert ARA-INV.73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

5.	Comment: The Staff requested that the Registrants confirm that the expenses associated with investments in other investment companies and ETFs (collectively, “Other Investment Companies”) are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:     The Registrant appreciates the Staff’s comment and confirms that no line item for “Acquired Fund Fees and Expenses” is required with respect to the Fund’s expenses as the Fund does not currently invest in Other Investment Companies.

Principal Investment Strategies

6.	Comment: The Staff requested that the Registrant include in the Principal Investment Strategies section for each Fund that each Fund will invest primarily in non-U.S. companies as both Funds have “Global” in the name.

Response:     The Registrant believes that the current disclosure is consistent with the guidance with respect to the use of the term “global” provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

7.	Comment: The Staff requested that the Registrant confirm that the derivatives disclosure for any Fund investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Funds will use to achieve their investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:     The Registrant confirms.

Fund Specific Comments

Voya Global Corporate Leaders® 100 Fund

8.	Comment: The Staff requested that the Registrant clarify in the Principal Investment Strategies section that the Fund is not an index fund.

Response:     The Registrant appreciates the Staff’s comment however it believes that the current disclosure is adequate. Unlike index funds, which track a specific index, the Fund seeks to outperform the S&P Global 100 Index.

9.	Comment: The Staff requested that the Registrant revise the disclosure regarding lending of portfolio securities to include how the portfolio lending is being used, e.g. hedging, revenue source or some other reason.

Response:     The Registrant appreciates the Staff’s comment but does not believe such disclosure is specifically required.

10.	Comment: The Staff requested that the Registrant explain why Credit Risk is identified as a Principal Risk if the Fund invests primarily in equity securities.

Response:     The Registrant appreciates the Staff’s comment but believes that the inclusion of the Credit Risk is appropriate because the Fund may also invest in convertible securities which are subject to risks associated with debt instruments, such as interest rate and credit risk.

11.	Comment: The Staff requested that the Registrant revise the Derivative Instruments Risk to specify which types of derivatives may be used.

Response:     The Registrant appreciates the Staff’s comment but believe that the current disclosure is adequate. The types of derivatives in which the Fund invests are already listed in the Principal Investment Strategies section.

12.	Comment: The Staff requested that the Registrant explain why Interest Rate Risk is identified as Principal Investment Strategy if the Fund invests primarily in equity securities.

Response:     The Registrant appreciates the Staff’s comment but believe that the inclusion of the risk is appropriate because the Fund may also invest in convertible securities which are subject to risks associated with debt instruments, such as interest rate and credit risk.

13.	Comment: The Staff requested that the Registrant explains why Liquidity Risk is a Principal Risk of the Fund and if it is not, delete the risk.

Response:     The Registrant appreciates the Staff’s comment but the inclusion of this risk is appropriate for the Fund.

14.	Comment: The Staff requested that the Registrant revise the Market Capitalization Risk to remove references to small and mid-capitalization since the Fund invests in large-cap companies.

Response:     The Fund appreciates the Staff’s comment but believes that the inclusion of the small- and mid-capitalization companies in the risk is appropriate.

Voya Global High Dividend Low Volatility Fund

15.	Comment: The Staff requested that the Registrant include market caps for MSCI World Index or, alternatively, include a disclosure that the Fund may invest in all market caps.

Response:     The Registrant appreciates the Staff’s comment but believes that current disclosure is appropriate.

16.	Comment: The Staff requested that the Registrant explain why Liquidity Risk is identified as Principal Investment Strategy and if is not, delete the risk.

Response:     The Registrant appreciates the Staff’s comment but believe that the inclusion of the risk is appropriate.

Statutory Prospectus

17.	Comment: The Staff requested that the Registrant explain why Credit Risk is being included as Principal Risk in the section entitled “More Information About the Fund” as Fund invests in equity securities.

Response:     The Registrant appreciates the Staff’s comment but believe that the inclusion of the risk is appropriate because the Fund may also invest in Convertible Securities which are subject to risks associated with debt instruments, such as interest rate and credit risk.

18.	Comment: The Staff requested that the Registrant revise the Derivative Instruments Risk in the section entitled “More Information About the Fund – Additional Information About the Principal Risks” to include the specific derivatives the Fund may use.

Response:     The Registrant appreciates the comment but the specific types of derivatives in which the Fund may invest are listed in the Principal Investment Strategies and the Registrant does not believe that it is necessary to repeat the list in the risk.

19.	Comment: The Staff requested that the Registrant explain why Interest Rate Risk is being included as Principal Risk in the section entitled “More Information About the Fund – Additional Information About the Principal Risks” as the Fund does not invest in bonds.

Response:     The Registrant appreciates the Staff’s comment but believe that the inclusion of the risk is appropriate because the Fund may also invest in Convertible Securities which are subject to risks associated with debt instruments, such as interest rate and credit risk.

20.	Comment: The Staff requested that the Registrant explain why Liquidity Risk is being included as Principal Risk in the section entitled “More Information About the Fund – Additional Information About the Principal Risks” as the risk in not mention in the Principal Investment Strategies section.

Response:     The Registrant appreciates the Staff’s comment but the inclusion of this risk is appropriate for the Funds.

21.	Comment: The Staff requested that the Registrant explain why Duration Risk is being included as Principal Risk in the section entitled “More Information About the Fund – Additional Risks” as the risk in not mention in the Principal Investment Strategies section.

Response:     The Registrant appreciates the Staff’s comment but believes that the inclusion of this risk is appropriate given that Voya Global Corporate Leaders® 100 Fund may also invest in Convertible Securities and therefore is subject to risks associated with debt instruments.

22.	Comment: The Staff requested that the Registrant explain if the Adviser will pay Sub-Advisory fee out of its Management fee.

Response:     The Registrant appreciates the Staff’s comment but per Item 17 of Form N-1A this disclosure is found in the Funds’ Statement of Additional Information.

23.	Comment: The Staff requested that the Registrant revise the heading in the section entitled “Management of the Fund – Substantially Similar Managed Account” as the current heading (the name of the Fund) is misleading.

Response:     The Registrant has removed the heading.

24.	Comment: The Staff requested that the Registrant clarify in the response letter that prior performance includes all similarly managed accounts and not just accounts managed by the Fund’s portfolio managers.

Response:     The Registrant confirms.

25.	Comment: The Staff requested that the Registrant revise the table in the section entitled “Management of the Fund – Substantially Similar Managed Account” to remove all years prior to the Fund’s inception date in 2014.

Response:     The Registrant has removed all years prior to the Fund’s inception date in 2014.

26.	Comment: The Staff requested that the Registrant explain supplementally that the performance information presented in the tables in the section entitled “Management of the Fund – Substantially Similar Managed Account” reflect fees net of expenses (excluding sales load). If performance has been adjusted, please state that.

Response:     The Registrant appreciates the Staff’s comment and confirms that the performance information in the section entitled “Management of the Fund – Substantially Similar Managed Account” is net of expenses and any performance that has been adjusted is currently disclosed.

27.	Comment: The Staff requested that the Registrant delete the section entitled “Sales Charges – CDSC on Exchange into Voya Senior Income Fund” and if the language is applicable to Class A shares include that in the sub-section entitled Investments of $1 Million or More.”

Response:     The Registrant appreciates the Staff’s comment but believes that the current disclosure is accurate.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Ropes & Gray LLP